OMB APPROVAL
OMB Number: 3235-0145

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hudson Valley Holding Corp.
(Name of Issuer)
Common Stock, Par Value $.20 Per Share
(Title of Class of Securities)

444172100
(CUSIP Number)
James J. Veneruso
35 East Grassy Sprain Road, Suite 400, Yonkers, NY 10710
(914) 961-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 444172100

1	NAME OF REPORTING PERSON Josephine Abplanalp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,592
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,592
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,592
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.  Security and Issuer.

The class of equity securities to which this Amendment No. 2 to Statement on Schedule 13D (“Amendment No. 2”) relates is common stock, par value $.20 per share (the “Common Stock”), of Hudson Valley Holding Corp., a New York corporation (the “Issuer”).  This Amendment No. 2 amends the Schedule 13D and Schedule 13D/A filed by Josephine Abplanalp on June 3, 2004 and March 7, 2006, respectively.  The principal executive offices of the Issuer are located at 21 Scarsdale Road, Yonkers, New York 10707.

Item 2.  Identity and Background.

(a) This Amendment No. 2 is being filed by Josephine Abplanalp (the “Reporting Person”).

(b) The business address of the Reporting Person is 35 East Grassy Sprain Road, Suite 400, Yonkers, New York 10710.

(c) The Reporting Person is not employed.

(d) – (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the United States or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction.

Not applicable.

Item 5.  Interest in Securities of the Issuer.

(a) – (b)  The Reporting Person has sole voting and dispositive power with respect to 173,592 shares of Common Stock, representing 1.0% of the outstanding shares of Common Stock of the Issuer.

(c) – (d) Not applicable.

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on October 19, 2007, when The Josephine Abplanalp Revocable Living Trust f/b/o Marie A. Holcombe (the “MH Trust,” which is revocable by the Reporting Person, as settlor of the trust, at any time and for which the Reporting Person serves as one of three trustees) contributed 922,784 shares of Common Stock to a newly formed entity, Nexgen Holdings, LLC, a New York limited liability company (“Nexgen”), which was co-managed by Marie A. Holcombe (daughter of the Reporting Person and spouse of Gregory F. Holcombe, a member of the Board of Directors of the Issuer) and James J. Veneruso, an attorney and the managing partner of Veneruso, Curto, Schwartz & Curto, LLP, 35 East Grassy Sprain Road, Suite 400, Yonkers, NY 10710.  On August 27, 2009, upon the dissolution of Nexgen, 1,015,062 shares of Common Stock were distributed to the MH Trust as part of a pro rata distribution of the holdings of Nexgen, at which point in time the Reporting Person became the beneficial owner of 9.9% of the outstanding Common Stock of the Issuer.  On November 18, 2009, as a result of the completion of the public offering of 3,993,395 shares of Common Stock, the Reporting Person became the beneficial owner of 7.2% of the outstanding Common Stock of the Issuer.

Thereafter, on April 28, 2010, 500,000 shares of Common Stock held by the MH Trust were transferred for no consideration to the Josephine Abplanalp Irrevocable Retained Annuity Trust u/a/d April 21, 2010, over which the Reporting Person possesses no voting or dispositive power.  Following this transfer, the Reporting Person’s beneficial ownership interest decreased to 4.1%.  On May 24, 2010, the MH Trust transferred an additional 500,000 shares of Common Stock to Eldred Preserve, LLC (“Eldred Preserve”), a New York limited liability company for which Marie A. Holcombe and James J. Veneruso serve as co-managers, for consideration of $11,710,000 (the fair market value of the shares on the date of transfer) in the form of a 10% cash down payment and a promissory note.  Following this transfer, the Reporting Person’s beneficial ownership interest decreased to 1.0%.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

24.1       Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: January 4, 2011

/s/ Josephine Abplanalp
Josephine Abplanalp